June 4, 2010

Michael J. Hughes
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

Re: National Penn Bancshares, Inc.
    Form 10-K for December 31, 2009
    File Number 0-22537-01

Dear Mr. Hughes:

        We have reviewed the above referenced filing and related materials and have the
following comments. Where indicated, we think your documents should be revised. If you
disagree, we will consider your explanation as to why our comments are inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In your
response, please indicate your intent to include the requested revision in future filings and
provide a draft of your proposed disclosure. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After reviewing
this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may
have about our comments or on any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 1

1.   Please revise future filings to provide an expanded discussion of your underwriting
        policies and procedures for the major loan products in each lending category. Discuss
        lending requirements such as credit requirements and documentation requirements.
        Discuss the terms of your variable rate loans, including whether or not they are
        underwritten at fully indexed rates. Also, disclose if you have underwritten any
        hybrid loans, such as payment option ARM's, and/or sub-prime loans, including how
        you define that term.

National Penn Bancshares, Inc.
June 4, 2010
Page 2

Capital Adequacy, page 11

2.   We note your disclosure on page 12 about your memorandum of understanding with the Office of the Comptroller of the Currency, including your statement that under this informal agreement you have agreed to "develop and implement initiatives to enhance the oversight of problem assets, to enhance (your) process for the allowance for loan and lease losses, and to strengthen (your) internal loan review and credit administration functions."   To the extent that such initiatives are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance. Specifically discuss any changes to your allowance for loan loss methodology and to quantify the impact of any methodology enhancements on the amounts recorded at March 31, 2010 and clearly disclose how you evaluated the impact of the changes on your allowance as of December 31, 2009. Otherwise, confirm in your response that you believe the initiatives will not have a material impact on your future periods and would not have had a material impact had they been applied in past periods. Tell us how you assessed their materiality for these purposes.

Legal Proceeding, page 25

3.   Pursuant to Item 103 of Regulation S-K, in future filings, provide the relief sought in the referenced matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods– in particular, the significant increases in nonaccrual loans and charge-offs in your commercial, real estate construction and consumer private banking product lines. In future filings, under appropriate subheading, please provide a comprehensive discussion of negative trends in the asset quality and credit risk within these portfolios which addresses the following:

    a. Please revise to identify and discuss the various characteristics you use to evaluate and monitor asset quality and credit risk concentrations within these portfolios.

    b. For your market area, please quantify and discuss the relevant underlying economic trends, such as occupancy rates, real estate values, population trends, and the like.

      c. Please consider the need to address your previous lending practices to the extent they may have contributed to the trends experienced in asset quality.

      d. Specifically discuss how you monitor real estate values for your collateralized loans in light of recent deterioration of such values. Specifically, discuss the extent to which you obtain updated appraisals and identify your policies for obtaining and utilizing updated appraisals.

      e. Following this historical information regarding the credit risk and asset quality trends experienced, please disclose your understanding of the extent to which such trends are expected to continue going forward, and describe in some detail management efforts to address these increased risks and negative trends.

Investment Portfolio, page 35

5.   We note you re-categorized approximately $252 million in state and municipal bonds from available-for-sale to held-to-maturity during 2009 and there were no unrealized gains or losses on these securities included in accumulated other comprehensive income at the transfer date. Please tell us in detail and revise to discuss the characteristics of the securities and the interest rate environment that resulted in no change in fair value of the securities from the date of purchase to the date of transfer.

Goodwill and Other Intangible Assets, page 37

6.   Please address the following regarding your first step goodwill impairment test in your future filings as well as your response letter:

      a. Identify each reporting unit, its estimated fair value, carrying amount, and the amount of goodwill attributed to the reporting unit.

      b. Tell us the estimated fair value estimated by each of your approaches (discounted cash flow and market-based), how you weighed each of the approaches and describe the underlying reasons for the differences in fair value resulting from each of the approaches.

      c. Disclose your significant assumptions, and describe how your methodology and significant assumptions at December 31, 2009 changed as compared to June 30, 2009. Explain the reasons for the changes, and highlight the impact of the change on the final fair value measurement.

       d. Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

       e. Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

       f. Describe the degree of uncertainty associated with the key assumptions. Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

       g. Describe any reasonableness tests or validation procedures on the fair values estimated for the reporting units. For example, discuss whether you reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

7.   Please provide us with a detailed summary of your second step goodwill impairment test for the community banking reporting unit. Specifically identify and discuss any previously unrecognized intangible assets identified, and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different then its carrying value in the test.

Results of Operations, page 39

8.   Please address the following regarding your measure titled "Core net income available to common shareholders" and "Core net income available to common shareholders per share" as presented on page 40:

- You state on page 40 that "National Penn's management uses this non-GAAP measure in its analysis of National Penn's performance. This measure, core net income (or core earnings), excludes the effects of non-cash, after-tax unrealized gains and losses. Management believes the presentation of these financial measures excluding the impact of the specified items provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn. Core net income (or core earnings) provides a method to assess earnings performance excluding one-time items." Please revise your future presentations to provide an expanded explanation of why management believes this is a relevant and useful measure for investors considering that almost all of these items are a function of generating earnings of a financial institution and reflect the effects of the decisions made by management in operating your

National Penn Bancshares, Inc.
June 4, 2010
Page 5

financial institution. Please revise to address the limitations of the usefulness of the measure in order to balance your revised disclosures. In particular, address the limitations of the usefulness of the per-share measures in light of the fact that the charges and loss items being excluded all ultimately accrue to shareholders.

- The title "Core net income available to common shareholders" is inappropriate because it does not accurately reflect the adjusted measure as presented. To the extent you continue to present these or similar measures, revise the titles accordingly.

- Further, it is not appropriate to characterize such charges as unrelated to your "core" operations since almost all the charges reflect the on-going operations of a financial institution, albeit some of which are amplified by the current point in the economic cycle. To imply that these charges were incurred by divisions or operating segments which are other than your "core" operations as a financial institution does not appear appropriate.

- Similarly, the language presented on page 40 appears to imply that such charges are non-recurring "one-time items", which would be factually inaccurate as evidenced by the recurrence of a number of the charges. You also refer to the changes as "non-cash" in nature, which does not appear to reflect the fact that certain of the charges related to realized losses resulting in cash outlays or reduced cash inflows.

Allowance for Loan Losses, page 43

9. You disclose that classified loans were 8.32% of total loans and non-performing loans were 2.09% of total loans at December 31, 2009. Please revise to explain the credit characteristics of classified loans that are not considered non-performing. Additionally, provide an analysis as to the likelihood of classified loans ultimately becoming non-performing loans or other information that allows an investor to better understand the relationship between classified and non-performing loans.

10. Please revise your table of the allocation of your allowance on the bottom of page 45 and the table of the activity in your allowance on page 46 to use the same loan categories for the breakdowns provided.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses

Specific Reserve, page 63

11.   You disclose that an impaired loan's carrying value is compared to net realizable value after considering all prior charge-offs to determine the amount incremental charge-off, if any and that a specific reserve may be used where sufficient information exists to make a reasonable estimate of the loss but where a loss event has not yet been confirmed.

   a. Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

   b. Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

   c. Please revise to clearly describe how partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the following information/ratios:

      i.   The amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

      ii. The ratio of nonperforming loans for which you have recorded partial charged-offs to total loans.

      iii. The ratio of nonperforming loans for which you have recorded partial charged-offs to total nonperforming loans;

      iv. The charge-off rate for nonperforming loans when you have recorded a partial charged-off.

      v.   The coverage ratio net of nonperforming loans for which you have recorded partial charged-offs.

National Penn Bancshares, Inc.
June 4, 2010
Page 7

      vi. The ratio of the total allowance divided by the total of loans less nonperforming loans for which you have recorded partial charged-offs.

    d. To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Securities Sold Under Repurchase Agreements, page 66

12.   You disclose that securities underlying repurchase agreements are removed from the investment portfolio on the trade date. Please revise your disclosure to clearly state whether you account for any of your repurchase agreement as sales thereby resulting in their removal from your balance sheet. If so, tell us the scenarios and accounting guidance on which you rely for this treatment and revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Note 20 Fair Value Measurements and Fair Value of Financial Instruments, page 102

13.   We note you present loans held for sale as a Level 1 asset in your table of financial assets subject to fair value adjustments on a nonrecurring basis on page 105. You also disclose that fair value of loans held for sale is estimated based upon available market data for similar pools of loans with similar interest rates and maturities. Please tell us why you present loans held for sale as a Level 1 asset since you do not use unadjusted quote prices in active markets for the identical unrestricted asset or revise your disclosures accordingly.

March 31, 2010 Form 10-Q

Note 10. Retirement Plans, page 15

14.   Please revise to disclose the amount of the net benefit cost recognized during the periods presented separately showing the gain recognized due to the curtailment. Refer to ASC 715-20-50-6.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please call Michael Volley at 202-551-3437, or in his absence, Kevin Vaughn at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: Michael J. Hughes
FAX number 610-369-6349